Exhibit 21.1 Companies Subsidiaires

SUBSIDIARIES OF THE COMPANY *

Name of Subsidiary	Jurisdiction of Incorporation of Organization
4Kids Entertainment Licensing, Inc.	New York
4Kids Productions, Inc.	New York
4Kids Ad Sales, Inc.	Delaware
The Summit Group, Inc.	New York
4Kids Entertainment Music, Inc.	Delaware
4Kids Entertainment Technology, Inc.	Delaware
4Kids Entertainment Home Video, Inc.	Delaware
World Martial Arts Productions, Inc.	New York
Websites 4Kids, Inc.	Delaware
Leisure Concepts International, Inc.	New York
4Kids Entertainment International, Ltd.	United Kingdom

* 100% Owned Subsidiary